BRAZIL FAST FOOD CORP.

Rua Voluntários da Pátria 89, 9º andar

Botafogo CEP 22.270-010 Rio de Janeiro, Brazil

Tel.: (55 21) 2536-7500 Fax.: (55 21) 2536-7525

August 17, 2012

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Brazil Fast Food Corp.
Item 4.01 Form 8-K
Filed July 10, 2012, as amended July 16, 2012 and July 26, 2012 File No. 0-23278

Dear Mr. Humphrey:

On behalf of Brazil Fast Food Corp. (the “Company”), this letter is in response to the Staff’s comment letter dated August 14, 2012. Please note that for the Staff’s convenience we have recited the Staff’s comment in boldface type and provided the Company’s response immediately thereafter.

1.	We have reviewed your response to prior comment 3. An Item 4.01 Form 8-K is required to be filed to report your change in accountants in 2011 from BDO Auditores Independentes to KPMG Auditores Independentes. The Item 4.01 Form 8-K should be filed immediately. On the cover page of the Form 8-K, please include for the line item description, Date of report (Date of earliest event reported), the applicable event date in 2011. Please also include all of the disclosures required by Item 304 of Regulation S-K, including the following:

•	The date of the cessation of the auditor-client relationship with BDO Auditores Independentes, and whether such firm resigned, declined to stand for re-election or was dismissed;

•

Whether the report of BDO Auditores Independentes on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such opinion;

Mr. David R. Humphrey

United States Securities and Exchange Commission

August 17, 2012

•	Whether the decision to change accountants was recommended or approved by an audit or similar committee of the board of directors, or the board of directors, if no such committee;

•

Whether there were any disagreements or reportable events with BDO Auditores Independentes during the two most recent fiscal years and the subsequent interim period through the date of the auditor-client cessation. If so, please describe the nature of each disagreement or reportable event; and

•	An Exhibit 16 letter from BDO Auditores Independentes as to whether or not they agree with your Item 4.01 Form 8-K disclosures.

The Company has filed an Item 4.01 Form 8-K, as requested by the Staff. An Exhibit 16 letter has been obtained from BDO RCS Auditores Independentes and is included as Exhibit 16 to the Form 8-K.

2.	We have reviewed your response to prior comment 4 and note the revisions included in the recently-filed Amendment No. 2 to your March 31, 2012 Form 10-Q. Specifically, we note your disclosure that BDO RCS Auditores Independentes has reviewed the unaudited interim financial statements contained in Amendment No. 2 and no material adjustments to your financial statements have resulted from such review. In this regard, although you may have only disclosed the review by BDO RCS Auditores Independentes to explain why you removed the “Not Reviewed” headings, please note that disclosure of a review by an independent auditor generally requires you to file a review report from that independent auditor. See Rule 8-03 of Regulation S-X.

The Company has filed an amended Quarterly Report on Form 10-Q/A to remove all references to the Company’s first quarter interim unaudited financial statements being reviewed.

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey

United States Securities and Exchange Commission

August 17, 2012

Please contact me if you have any further questions or comments.

Very truly yours,

Brazil Fast Food Corp.

By:	/s/ Ricardo F. Bomeny
Ricardo F. Bomeny, Chief Executive Officer

cc:	Beverly A. Singleton